Exhibit 10.1

BIOLINERX LTD.

Up to $30,000,000 of
American Depositary Shares, each representing one ordinary share
(par value NIS 0.10 per share)

AT-THE-MARKET SALES AGREEMENT

October 31, 2017

BTIG, LLC
825 Third Avenue, 6th Floor
New York, NY 10022

Ladies and Gentlemen:

BioLineRx Ltd., a corporation formed under the laws of the State of Israel (the “Company”), confirms its agreement (this “Agreement”) with BTIG, LLC (“BTIG” and, together with the Company, the “Parties”), as follows:

1.           Sale of ADSs. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may sell through BTIG, as sales agent, American Depositary Shares (the “ADSs”), each representing one ordinary share, par value NIS 0.10 per share (the “Ordinary Shares”), of the Company, having an aggregate offering price up to $30,000,000; provided, however, that in no event shall the Company sell through BTIG (including issue Placement Notices (defined below) for) such number or dollar amount of ADSs that would (a) exceed the number or dollar amount of Ordinary Shares registered on the effective Registration Statement (defined below) pursuant to which the offering is being made, (b) exceed the number of authorized but unissued Ordinary Shares less any Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding equity securities of the Company or otherwise reserved from the Company’s authorized share capital, (c) exceed the number or dollar amount of Ordinary Shares permitted to be sold under Form F-3 (including General Instruction I.B.5 thereof, if applicable) or (d) exceed the number or dollar amount of ADSs representing Ordinary Shares for which the Company has filed a Prospectus Supplement (defined below) (the lesser of (a), (b), (c) and (d), the “Maximum Amount”). Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that compliance with the limitations set forth in this Section 1 on the Maximum Amount of ADSs that may be sold under this Agreement shall be the sole responsibility of the Company, and that BTIG shall have no obligation in connection with such compliance. The sale of ADSs through BTIG, if any, will be effected pursuant to the Registration Statement filed by the Company and which was declared effective under the Securities Act (defined below) by the U.S. Securities and Exchange Commission (the “Commission”).

The ADSs will be evidenced by American Depositary Receipts to be issued pursuant to the Deposit Agreement dated as of July 21, 2011, among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and all holders and beneficial owners from  time to time of the ADSs (the “Deposit Agreement”).

The Company has prepared and filed, in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”), with the Commission, not earlier than three years prior to the date hereof, a shelf registration statement on Form F-3 (File No. 333-205700), including a base prospectus, with respect to offerings of certain securities of the Company, including the Ordinary Shares represented by the ADSs that may be sold pursuant to this Agreement, and which incorporates by reference documents that the Company has filed or will file in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”). The Company has prepared a prospectus supplement to the base prospectus included as part of such registration statement at the time it became effective specifically relating to the offering of the ADSs pursuant to this Agreement (the “Prospectus Supplement”). The Company will furnish to BTIG, for use by BTIG, copies of the base prospectus included as part of such registration statement at the time it became effective, as supplemented by the Prospectus Supplement. Except where the context otherwise requires, such registration statement, as declared effective by the Commission, including the information, if any, deemed pursuant to Rule 430B under the Securities Act to be part of the registration statement at the time of its effectiveness and all documents filed as part thereof or incorporated by reference therein, and including any information contained in the Prospectus (as defined below) subsequently filed with the Commission pursuant to Rule 424(b) under the Securities Act, collectively, are herein called the “Registration Statement,” and the base prospectus included in the registration statement at the time it became effective, including all documents incorporated therein by reference to the extent such information has not been superseded or modified in accordance with Rule 412 under the Securities Act (as qualified by Rule 430B(g) of the Securities Act), as it may be supplemented by the Prospectus Supplement, in the form filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act, together with any “issuer free writing prospectus”, as defined in Rule 433 under the Securities Act (“Rule 433”), relating to the ADSs that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case, in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g), is herein called the “Prospectus.” If the Company has filed an abbreviated registration statement to register additional securities of the Company pursuant to Rule 462(b) under the Securities Act, then any reference to the Registration Statement in this Agreement shall also be deemed to include such abbreviated registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act. Any reference herein to the Registration Statement, the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or the Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the Commission deemed to be incorporated by reference therein (such documents incorporated or deemed to be incorporated by reference are herein called the “Incorporated Documents”). For purposes of this Agreement, all references to the Registration Statement, the Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval system, or if applicable, the Interactive Data Electronic Applications system when used by the Commission (collectively, “EDGAR”).

2.           Placements. Each time that the Company wishes to sell ADSs hereunder (each, a “Placement”), it will notify BTIG by email notice (or other method mutually agreed to in writing by the Parties) of the amount of ADSs requested to be sold or the gross proceeds to be raised in a given time period, the time period during which sales are requested to be made, any limitation on the amount of ADSs that may be sold in any single day, any minimum price below which sales may not be made or any minimum price requested for sales in a given time period and any other instructions relevant to such requested sales (a “Placement Notice”), the form of which is attached hereto as Schedule 1. A Placement Notice shall originate from any of the individual representatives of the Company set forth on Schedule 3, and shall be addressed to each of the individual representatives of BTIG set forth on Schedule 3, as such Schedule 3 may be amended from time to time. Provided the Company is otherwise in compliance with the terms of this Agreement, the Placement Notice shall be effective unless and until (i) BTIG, in accordance with the notice requirements set forth in Section 4, declines to accept the terms contained therein for any reason, in its sole discretion (which shall not be deemed a breach of BTIG’s agreement herein), (ii) the entire amount of ADSs thereunder have been sold or the aggregate ADSs sold under this Agreement equals the Maximum Amount, whichever occurs first, (iii) the Company, in accordance with the notice requirements set forth in Section 4, suspends or terminates the Placement Notice or sales thereunder, (iv) BTIG, in accordance with the notice requirements set forth in Section 4, suspends sales under the Placement Notice, (v) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice or (vi) this Agreement has been terminated under the provisions of Section 12. The amount of any commission to be paid by the Company to BTIG in connection with the sale of ADSs effected through BTIG, as agent, shall be calculated in accordance with the terms set forth in Schedule 2. It is expressly acknowledged and agreed that neither the Company nor BTIG will have any obligation whatsoever with respect to a Placement or any ADSs unless and until the Company delivers a Placement Notice to BTIG and BTIG does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.           Sale of ADSs by BTIG.

(a)           On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon the Company’s issuance of a Placement Notice, and unless the sale of the ADSs described therein has been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, BTIG will use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of The NASDAQ Capital Market (the “Exchange”), for the period specified in the Placement Notice to sell such ADSs up to the amount specified by the Company in, and otherwise in accordance with the terms of, such Placement Notice. BTIG will provide written confirmation to the Company no later than the opening of the Trading Day (as defined below) next following the Trading Day on which it has made sales of ADSs hereunder, setting forth the number of ADSs sold on such day, the compensation payable by the Company to BTIG with respect to such sales pursuant to Section 2, and the Net Proceeds (as defined below) payable to the Company, with an itemization of the deductions made by BTIG (as set forth in Section 5(a)) from the gross proceeds for the ADSs that it receives from such sales. BTIG may sell ADSs by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on the Exchange, on any other existing trading market for the ADSs or to or through a market maker or through an electronic communications network. After consultation with the Company and subject to the terms of a Placement Notice, BTIG may also sell ADSs in privately negotiated transactions. During the term of this Agreement and notwithstanding anything to the contrary herein, BTIG agrees that in no event will it or any of its affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the ADSs or Ordinary Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Exchange Act. The Company acknowledges and agrees that (i) there can be no assurance that BTIG will be successful in selling ADSs hereunder, (ii) BTIG will incur no liability or obligation to the Company or any other person or entity if it does not sell ADSs for any reason other than a failure by BTIG to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such ADSs as required under this Section 3, and (iii) BTIG shall be under no obligation to purchase ADSs, Ordinary Shares or any other securities of the Company on a principal basis pursuant to this Agreement, except as otherwise agreed by BTIG and the Company. For the purposes hereof, “Trading Day” means any day on which ADSs are traded on the Exchange and during which there has been no market disruption of, unscheduled closing of or suspension of trading on the Exchange.

(b)           Notwithstanding anything to the contrary herein, BTIG undertakes that it will not offer or sell in a privately negotiated transaction any ADSs to offerees in Israel, other than to investors listed in the First Addendum (the “Addendum”) to the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder (the “Israeli Securities Law”), and subject to the terms thereof; provided further that as a prerequisite to the offer or sale in a privately negotiated transaction of ADSs to such Israeli investors, each of such Israeli investors shall be required to submit a written declaration to BTIG and the Company that such investor meets the conditions to be classified as such investor under the Addendum and that the investor is acquiring the ADSs being offered to it for investment for its own account or, if applicable, for investment for clients who are investors listed in the Addendum and in any event not as a nominee, market maker or agent and not with a view to, or for the resale in connection with, any distribution thereof (“Israeli Accredited Investors”).

4.           Suspension of Sales.

(a)           The Company or BTIG may, upon notice to the other party in writing (including by email correspondence to each of the individual representatives of the other party set forth on Schedule 3, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individual representatives of the other party set forth on Schedule 3), suspend this offering and any sale of ADSs for a period of time (a “Suspension Period”); provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any ADSs sold hereunder prior to the receipt of such notice. Each of the Parties agrees that no such notice under this Section 4 shall be effective against the other unless it is made to one of the individuals named on Schedule 3 hereto, as such Schedule may be amended from time to time. During a Suspension Period, the Company shall not issue any Placement Notices and BTIG shall not sell any ADSs hereunder. The party that issued a Suspension Notice shall notify the other party in writing of the Trading Day on which the Suspension Period shall expire not later than twenty-four (24) hours prior to such Trading Day.

(b)           Notwithstanding any other provision of this Agreement, the Company shall not offer or sell, or request the offer or sale of, any ADSs and, by notice to BTIG given by telephone (confirmed promptly by verifiable facsimile transmission or email), shall cancel any instructions for the offer or sale of any ADSs, and BTIG shall not be obligated to offer or sell any ADSs, (i) during any period in which the Company is, or may be deemed to be, in possession of material non-public information or (ii) except as expressly provided in Section 4(c) below, at any time from and including the date (each, an “Announcement Date”) on which the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations (each, an “Earnings Announcement”) through and including the time that is 24 hours after the time that the Company furnishes or files, as applicable, with the Commission (a “Filing Time”) a report on Form 6-K or an annual report on Form 20-F that includes consolidated financial statements as of and for the same period or periods, as the case may be, covered by such Earnings Announcement.

(c)           If the Company wishes to offer, sell or deliver ADSs at any time during the period from and including an Announcement Date through and including the time that is 24 hours after the corresponding Filing Time, the Company shall, as conditions to the giving or continuation of any Placement Notice, (i) prepare and deliver to BTIG (with a copy to counsel to BTIG) a report on Form 6-K which shall include substantially the same financial and related information as was set forth in the relevant Earnings Announcement (other than any earnings or other projections, similar forward-looking data and officers’ quotations) (each, an “Earnings 6-K”), (ii) provide BTIG with the officer’s certificate called for by Section 7(m), dated the date of the Placement Notice, which certificate shall be deemed to remain in effect during the applicable period unless withdrawn by the Company, and the opinion of Company Counsel (or Reliance Letter, as applicable) and Comfort Letter called for by Sections 7(n) and 7(o), respectively, dated the date of the Placement Notice, (iii) afford BTIG the opportunity to conduct a due diligence review in accordance with Section 7(k) hereof and (iv) file such Earnings 6-K with the Commission so that it is incorporated by reference in the Registration Statement and the Prospectus. The provisions of clause (ii) of Section 4(b) shall not be applicable for the period from and after the time at which the conditions set forth in the immediately preceding sentence shall have been satisfied (or, if later, the time that is 24 hours after the time that the relevant Earnings Announcement was first publicly released) through and including the time that is 24 hours after the Filing Time of the relevant report on Form 6-K or annual report on Form 20-F, as the case may be. For purposes of clarity, the Parties agree that (A) the delivery of any officers’ certificate, opinion of Company Counsel (or Reliance Letter, as applicable) and Comfort Letter pursuant to this Section 4(c) shall not relieve the Company from any of its obligations under this Agreement with respect to any report on Form 6-K or annual report on Form 20-F, as the case may be, including, without limitation, the obligation to deliver the officers’ certificate, opinion of Company Counsel (or Reliance Letter, as applicable) and Comfort Letter called for by Sections 7(m), 7(n) and 7(o), respectively, which Sections shall have independent application, and (B) this Section 4(c) shall in no way affect or limit the operation of the provisions of clause (i) of Section 4(b), which shall have independent application.

5.           Settlement.

(a)           Settlement of ADSs. Unless otherwise specified in the applicable Placement Notice, settlement for sales of ADSs will occur on the second (2nd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the ADSs sold (the “Net Proceeds”) will be equal to the aggregate sales price received by BTIG for the ADSs, after deduction for (A) BTIG’s commission for such sales payable by the Company pursuant to Section 2 hereof, (B) any other amounts due and payable by the Company to BTIG hereunder pursuant to Section 7(g) (Expenses) hereof and (C) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)           Delivery of ADSs and Deposit of Ordinary Shares. No less than one (1) Trading Day before each Settlement Date, BTIG will deliver the related Net Proceeds in same day funds to an account designated by the Company prior to the Settlement Date. Upon confirmation of receipt by the Company of the related Net Proceeds in accordance with this Section 5 on or before each Settlement Date, the Company will, or will cause its transfer agent to, on the Settlement Date deposit Ordinary Shares represented by the ADSs being sold with the Depositary’s custodian and instruct the Depositary to electronically transfer the ADSs being sold by crediting BTIG’s or its designee’s (provided BTIG shall have given the Company written notice of such designee prior to the Settlement Date) account at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the Parties, which ADSs in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. The Company agrees that if any of the Company, its transfer agent or the Depositary defaults in its obligation to deliver ADSs or Ordinary Shares, as applicable, on a Settlement Date (other than as a result of a failure by BTIG to deliver the related Net Proceeds in accordance with this Section 5 or to provide instructions for delivery), in addition to and in no way limiting the rights and obligations set forth in Section 10(a) (Indemnification by the Company), the Company will (i) take all necessary action to cause the full amount of the Net Proceeds that were delivered to the Company’s account with respect to such settlement, if any, together with any costs incurred by BTIG in connection with recovering such Net Proceeds, to be immediately returned to BTIG no later than 5:00 P.M., Eastern Standard Time, on such Settlement Date, by wire transfer of immediately available funds to an account designated by BTIG, (ii) hold BTIG, its directors, officers, members, partners, employees and agents of BTIG and each person, if any, who (A) controls BTIG within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (B) is controlled by or is under common control with BTIG (other than the Company and its subsidiaries) (a “BTIG Affiliate”), harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company, its transfer agent or the Depositary (if applicable) and (iii) pay to BTIG any commission or other compensation to which it would otherwise have been entitled absent such default.

(c)           Limitations on Offering Size. Under no circumstances shall the Company cause or request the offer or sale of any ADSs pursuant to this Agreement (i) if, after giving effect to the sale of such ADSs, the aggregate gross sales proceeds of ADSs sold pursuant to this Agreement would exceed the lesser of (A) together with all sales of ADSs under this Agreement, the Maximum Amount, (B) the amount of Ordinary Shares available for offer and sale under the currently effective Registration Statement and (C) the amount of ADSs authorized from time to time to be sold under this Agreement by the Company’s board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to BTIG in writing, or (ii) at a price lower than the minimum price therefor authorized from time to time by the Company’s board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to BTIG in writing. Further, under no circumstances shall the Company cause or permit the aggregate offering amount of ADSs sold pursuant to this Agreement to exceed the Maximum Amount. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that compliance with the limitations set forth in this Section 5(c) on the number or amount of ADSs that may be sold under this Agreement shall be the sole responsibility of the Company, and that BTIG shall have no obligation in connection with such compliance.

6.           Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, BTIG that as of (i) the date of this Agreement, (ii) each Representation Date (as defined in Section 7(m)) on which a certificate is required to be delivered pursuant to Section 7(m), (iii) the date on which any Placement Notice is delivered by the Company hereunder and (iv) each time of sale of ADSs pursuant to this Agreement (each such time of sale, an “Applicable Time”), as the case may be:

(a)           Registration Statement and Prospectus. The Company and the transactions contemplated by this Agreement meet the requirements for and comply with the conditions for the use of Form F-3 (including General Instructions I.A. and I.B.) under the Securities Act. The Registration Statement meets, and the offering and sale of ADSs as contemplated hereby comply with, the requirements of Rule 415(a)(1)(x) under the Securities Act. The Company is a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act. The Registration Statement has been filed with the Commission and has been declared effective by the Commission under the Securities Act. The Prospectus Supplement will name BTIG as the agent in the section entitled “Plan of Distribution.” The Company has not received from the Commission any notice pursuant to Rule 401(g)(1) under the Securities Act objecting to the use of the shelf registration statement form. No stop order of the Commission preventing or suspending the use of the base prospectus, the Prospectus Supplement or the Prospectus, or the effectiveness of the Registration Statement, has been issued, and no proceedings for such purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by the Commission. At the time of the initial filing of the Registration Statement, the Company paid the required Commission filing fees relating to the securities covered by the Registration Statement, including the Ordinary Shares represented by the ADSs that may be sold pursuant to this Agreement, in accordance with Rule 457(o) under the Securities Act. Copies of the Registration Statement, the Prospectus, and any such amendments or supplements and all documents incorporated by reference therein that were filed with the Commission on or prior to the date of this Agreement have been delivered, or are available through EDGAR, to BTIG and its counsel.

(b)           No Material Misstatement or Omission. At the respective times the Registration Statement and each amendment thereto became effective, at each deemed effective date with respect to BTIG pursuant to Rule 430B(f)(2) under the Securities Act, and at each Settlement Date, as the case may be, the Registration Statement complied, complies and will comply in all material respects with the requirements of the Securities Act (including Rule 415(a)(1)(x) under the Act), and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus, when so filed with the Commission under Rule 424(b) under the Securities Act, complied, complies and will comply in all material respects with the requirements of the Securities Act, and each Prospectus furnished to BTIG for use in connection with the offering of the ADSs was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. Neither the Prospectus nor any amendments or supplements thereto, at the time the Prospectus or any such amendment or supplement was issued, as of the date hereof, at each Representation Date, and at each Applicable Time, as the case may be, included, includes or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Prospectus or any amendments or supplements thereto made in reliance upon and in conformity with written information furnished to the Company by BTIG expressly for use therein.

(c)           Incorporated Documents. Each Incorporated Document heretofore filed, when it was filed (or, if any amendment with respect to any such document was filed, when such amendment was filed), conformed in all material respects with the requirements of the Exchange Act, and any further Incorporated Documents so filed and incorporated after the date of this Agreement will, when they are filed, conform in all material respects with the requirements of the Exchange Act; no such Incorporated Document when it was filed (or, if an amendment with respect to any such document was filed, when such amendment was filed), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and no such Incorporated Document, when it is filed, will contain an untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)           Free Writing Prospectuses. The Company has not distributed and will not distribute any “prospectus” (within the meaning of the Securities Act) or offering material in connection with the offering or sale of the ADSs other than the then most recent Prospectus Supplement and any “issuer free writing prospectus” (as defined in Rule 433) reviewed and consented to by BTIG, in each case accompanied by the then most recent base prospectus. Each issuer free writing prospectus (as defined in Rule 433), as of its issue date and as of each Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to any statements in or omissions from any issuer free writing prospectus made in reliance upon and in conformity with written information furnished to the Company by BTIG expressly for use in such issuer free writing prospectus. The Company is not disqualified, by reason of subsection (f) or (g) of Rule 164 under the Securities Act, from using, in connection with the offer and sale of the ADSs, issuer free writing prospectuses pursuant to Rules 164 and 433 under the Securities Act. The Company was not and is not an “ineligible issuer” as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the ADSs. Any issuer free writing prospectus that the Company is required to file pursuant to Rule 433 has been, or will be, timely filed with the Commission in accordance with the requirements of Rule 433. Each issuer free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433 or that was prepared by or on behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act.

(e)           Registration of ADSs.  The Company and the Depositary have prepared and filed with the Commission a registration statement relating to ADSs on Form F-6EF (No. 333-218969) and a related prospectus for registration under the Securities Act of ADSs, have filed such amendments thereto and such amended prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereinafter be required. The registration statement on Form F-6EF for registration of ADSs, and the prospectus included therein, as then amended are hereinafter called the “ADS Registration Statement.” The Form F-6EF went immediately effective under the Securities Act on June 26, 2017 and (i) no stop order preventing or suspending the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission, (ii) the ADS Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading; and (iv) all of the ADSs that may be offered and sold pursuant to this Agreement are registered pursuant to the ADS Registration Statement.

(f)           Capitalization. All issued and outstanding securities of the Company issued prior to the date of this Agreement have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with applicable Israeli, U.S. federal and state securities laws; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and none of such securities were issued in violation of the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. The authorized Ordinary Shares and the ADSs representing Ordinary Shares conform in all material respects to all statements relating thereto contained in the Registration Statement and the Prospectus. The offers and sales of the outstanding Ordinary Shares and the ADSs representing Ordinary Shares were at all relevant times either registered under the Israeli Securities Law, the Securities Act and the applicable state securities or “blue sky” laws or, based in part on the representations and warranties of the purchasers of such shares, exempt from such registration requirements. Except as set forth in the Registration Statement and the Prospectus, no holders of any securities of the Company or any rights exercisable for or convertible or exchangeable into securities of the Company have the right to require the Company to register any such securities of the Company under the Israeli Securities Law or the Securities Act or to include any such securities in a registration statement to be filed by the Company. Other than as described in the Registration Statement or the Prospectus: (i) there are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal, or other rights to purchase, or equity or debt securities convertible into, exchangeable or exercisable for, any share capital of the Company or any of its Subsidiaries other than those described in the Registration Statement or the Prospectus, (ii) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (iii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the offer and sale of the ADSs pursuant to this Agreement and (iv) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.  The description of the Company’s stock option, stock bonus, and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Registration Statement or the Prospectus, accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options, and rights. The ADSs and the Ordinary Shares represented by the ADSs are registered pursuant to Section 12(b) under the Exchange Act.  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the ADSs or Ordinary Shares under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration.

(g)           Listing Compliance. The Company’s ADSs are listed on the Exchange under the symbol “BLRX”, and the Company has taken no action designed to, or likely to have the effect of, delisting the ADSs from the Exchange, nor has the Company received any notification that the Exchange is contemplating terminating such listing, except as disclosed in the Registration Statement and the Prospectus. The Ordinary Shares underlying the ADSs are listed on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “BLRX”, and the Company has taken no action designed to, or likely to have the effect of, delisting the Ordinary Shares from the TASE, nor has the Company received any notification that the Israeli Securities Authority or the TASE is contemplating terminating such listing, except as disclosed in the Registration Statement and the Prospectus. The Company is in compliance with the requirements of the Exchange for continued listing of the ADSs and is in compliance with the requirements of the TASE for continued listing of the Ordinary Shares.  The Company will comply with all requirements of the Exchange with respect to the issuance of the ADSs and the TASE with respect to the Ordinary Shares. The transactions contemplated by this Agreement will not contravene the rules and regulations of the Exchange and no prior approvals by or notifications to the Exchange are required in connection with the transactions contemplated hereby.  The transactions contemplated by this Agreement will not contravene the rules and regulations of the TASE.

(h)           Organization of the Company. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Israel, with the corporate power and authority to acquire, own, lease and operate its properties, and to lease the same to others, and to conduct its business as described in the Registration Statement and the Prospectus, to execute and deliver this Agreement and to issue and sell the ADSs as contemplated herein; and the Company is in compliance in all respects with the laws, orders, rules, regulations and directives issued or administered by such jurisdictions, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). The Company is not a “breaching company” within the meaning of such term under the Israeli Companies Law, 5759-1999 by the Registrar of Companies of the State of Israel, nor has a proceeding been instituted by the Registrar of Companies in Israel for the dissolution of the Company or any of its Subsidiaries. The certificate of incorporation, articles of association and other organizational documents of the Company comply with the requirements of applicable Israeli law and are in full force and effect and the Company is not a party to any agreement or arrangement that contradicts this.

(i)            Foreign Qualification of the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, either (i) have or reasonably be expected to have a material adverse effect on the business, operations, properties, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, or (ii) prevent, materially interfere with or materially delay consummation of the transactions contemplated hereby (the effects described in the foregoing clauses (i) and (ii) being herein referred to as a “Material Adverse Effect”).

(j)            Subsidiaries. Each subsidiary of the Company (each a “Subsidiary” and collectively, the “Subsidiaries”) has been duly incorporated or organized and is validly existing as a corporation, limited liability company or limited partnership, as the case may be, in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate power and authority to own, lease and operate its properties and conduct its business as described in the Prospectus and is duly qualified as a foreign corporation, limited liability company or limited partnership, as the case may be, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify would not have a Material Adverse Effect. All of the issued and outstanding capital stock of, or other ownership interests in, each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable, and the Company’s ownership and control of each such Subsidiary is as described in the Registration Statement and the Prospectus; and attached hereto as Schedule 4 is an accurate and complete list of the Subsidiaries as of the date of this Agreement. At the date of filing with the Commission, the Company did not have any Subsidiary that was required to be listed in the Company’s most recent annual report on Form 20-F.

(k)           Validity of ADSs. The ADSs and Ordinary Shares represented thereby have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement; the holders thereof are not and will not be subject to personal liability by reason of being such holders; except as set forth in the Registration Statement and the Prospectus, the ADSs are not and will not be subject to the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company; and all corporate action required to be taken for the authorization, issuance and sale of the ADSs has been duly and validly taken.

(l)            Description of ADSs. The ADSs and Ordinary Shares of the Company conform in all material respects to the descriptions thereof contained in the Registration Statement and the Prospectus. The Deposit Agreement conforms in all material respects to the description thereof contained in the Registration Statement and the Prospectus.

(m)          Authorization. The Company has full legal right, corporate power and authority to execute this Agreement and to perform the transactions contemplated hereby and thereby.  Each of this Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company.  Each of this Agreement and the Deposit Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under federal and state securities laws; (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; (iv) as such enforceability may be limited by an implied covenant of good faith and fair dealing; and (v) as such enforceability may be limited by the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights.

(n)           Absence of Defaults and Conflicts. Neither the Company nor any Subsidiary is (i) in breach or violation of its certificate or articles of incorporation, charter, bylaws, limited liability company agreement, certificate or agreement of limited or general partnership, memorandum and articles of association, or other similar organizational documents, as the case may be, of such entity, (ii) in breach of or in default (or, with the giving of notice or lapse of time or both, would be in default) (“Default”) under any indenture, mortgage, loan or credit agreement, deed of trust, note, contract, franchise, lease or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject (each, an “Existing Instrument”), or (iii) in violation of any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of their properties, as applicable, except, with respect to clauses (ii) and (iii) only, for such breaches, violations or Defaults that would not, individually or in the aggregate, have a Material Adverse Effect. The Company’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby or by the Registration Statement and the Prospectus (including the offer and sale of the ADSs and the use of the proceeds from the sale of the ADSs as described in the Prospectus under the caption “Use of Proceeds”) (i) will not result in any breach or violation of the certificate or articles of incorporation, charter, bylaws, limited liability company agreement, certificate or agreement of limited or general partnership, memorandum and articles of association, or other similar organizational documents, as the case may be, of the Company or any of its Subsidiaries, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, and (iii) will not result in any violation of any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties, as applicable, except, with respect to clauses (ii) and (iii) only, for such conflicts, breaches, Defaults, Debt Repayment Triggering Events or violations that would not, individually or in the aggregate, have a Material Adverse Effect. As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time or both would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf), issued by the Company, the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(o)           Absence of Further Requirements. No consent, approval, license, permit, qualification, authorization or other order or decree of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Company’s execution, delivery and performance of this Agreement or consummation of the transactions contemplated hereby or by the Registration Statement and the Prospectus (including the offer and sale of the ADSs hereunder), except such as have been already obtained or made or as may be required under the Securities Act, applicable state securities or Blue Sky laws, applicable Israeli securities laws, the rules of the Exchange and the TASE, or the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Without limiting the generality of the foregoing, all corporate approvals on the part of the Company, including under Chapter 5 of Part VI of the Israeli Companies Law 5759-1999, for the offer or sale of ADSs and the transactions contemplated hereby have been obtained.

(p)           No Preferential Rights; No Commissions. Except as set forth in the Registration Statement and the Prospectus, no person (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act) has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the ADSs hereunder, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the ADSs as contemplated thereby or otherwise. Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated by this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or BTIG for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the ADSs pursuant to this Agreement.

(q)           Intellectual Property. The Company and each of its Subsidiaries owns or possesses or has valid rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets and similar rights (“Intellectual Property Rights”) necessary for the conduct of the business of the Company and its Subsidiaries as currently carried on and as described in the Registration Statement and the Prospectus. To the knowledge of the Company, no action or use by the Company or any of its Subsidiaries necessary for the conduct of its business as currently carried on and as described in the Registration Statement and the Prospectus will involve or give rise to any infringement of any Intellectual Property Rights of others or involve or give rise to license or similar fees payable to parties other than the licensors of the Intellectual Property Rights of the Company. Neither the Company nor any of its Subsidiaries has received any notice alleging any such infringement, fee or conflict with asserted Intellectual Property Rights of others. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect (i) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any of the Intellectual Property Rights owned by the Company; (ii) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the rights of the Company in or to any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim, that would, individually or in the aggregate, together with any other claims in this Section 6(q), reasonably be expected to result in a Material Adverse Effect; (iii) the Intellectual Property Rights owned by the Company and, to the knowledge of the Company, the Intellectual Property Rights licensed to the Company have not been adjudged by a court of competent jurisdiction invalid or unenforceable, in whole or in part, and there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this Section 6(q), reasonably be expected to result in a Material Adverse Effect; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property Rights or other proprietary rights of others, the Company has not received any written notice of such claim and the Company is unaware of any other facts which would form a reasonable basis for any such claim that would, individually or in the aggregate, together with any other claims in this Section 6(q), reasonably be expected to result in a Material Adverse Effect; and (v) to the Company’s knowledge, no employee of the Company is in or has ever been in violation in any material respect of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company, or actions undertaken by the employee while employed with the Company and could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect. To the Company’s knowledge, all material technical information developed by and belonging to the Company which has not been patented has been kept confidential. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the Registration Statement and the Prospectus and are not described therein. The Registration Statement and the Prospectus contain in all material respects the same description of the matters set forth in the preceding sentence. None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or, to the Company’s knowledge, any of its officers, directors or employees, or otherwise in violation of the rights of any persons.

(r)            Possession of Licenses and Permits. Except as disclosed in the Registration Statement and the Prospectus, the Company and its Subsidiaries have made all filings, applications and submissions required by, possesses and is operating in compliance with, all approvals, licenses, certificates, certifications, clearances, consents, grants, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate federal, state or foreign governmental or regulatory authorities (including, without limitation, the United States Food and Drug Administration (the “FDA”), the United States Drug Enforcement Administration, the Israeli Ministry of Health or any other foreign, federal, state, provincial, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials) necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Registration Statement and the Prospectus (collectively, “Permits”), except for such Permits the failure of which to possess, obtain or make the same would not reasonably be expected to have a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect; all of the Permits are valid and in full force and effect, except where any invalidity, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice of proceedings relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would be reasonably expected to have a Material Adverse Effect, and has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course. The Company has not received any notice denying, revoking or modifying any “benefited enterprise” status with respect to any of the Company’s facilities or operations or with respect to any grants or benefits from the National Technological Innovation Authority of the Israeli Ministry of Economy and Industry (the “OCS”) or the Israeli Tax Authority (including, in all such cases, notice of proceedings or investigations related thereto). All information supplied by the Company with respect to the applications or notifications relating to such “benefited enterprise” status and to grants and benefits from the OCS and/or the Israeli Tax Authority was true, correct and complete in all material respects when supplied to the appropriate authorities.

(s)           Regulatory Filings. Except as disclosed in the Registration Statement and the Prospectus, neither the Company nor any of its Subsidiaries has failed to file with the applicable regulatory authorities (including, without limitation, the FDA, the Israeli Ministry of Health or any foreign, federal, state, provincial or local governmental or regulatory authority performing functions similar to those performed by the FDA) any required filing, declaration, listing, registration, report or submission, except for such failures that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; except as disclosed in the Registration Statement and the Prospectus, all such filings, declarations, listings, registrations, reports or submissions were in compliance with Applicable Laws (as defined herein) when filed and no deficiencies have been asserted by any applicable regulatory authority with respect to any such filings, declarations, listings, registrations, reports or submissions, except for any deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company has no knowledge of any studies, tests or trials not described in the Prospectus the results of which reasonably call into question in any material respect the results of the studies, tests and trials described in the Prospectus.

(t)            Compliance with Laws. Each of the Company and its Subsidiaries: (A) is and at all times has been in compliance with all statutes, rules, or regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company or its Subsidiaries, including, without limitation, the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the exclusion laws and the statutes of applicable government funded or sponsored healthcare programs, applicable laws pertaining to data privacy, and the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, the regulations promulgated pursuant to such laws, including, without limitation, where applicable, regulations relating to Good Clinical Practices and Good Laboratory Practices and all other comparable local, state, federal, national, supranational and foreign, including Israeli, laws relating to the regulation of the Company (“Applicable Laws”), except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (B) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the FDA or any other Governmental Authority alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product operation or activity is in violation of any Applicable Laws or Authorizations and has no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and has no knowledge that any such Governmental Authority is considering such action; (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct on the date filed (or were corrected or supplemented by a subsequent submission); and (G) has not either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post sale warning, “dear healthcare provider” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Company’s knowledge, no third party has initiated, conducted or intends to initiate any such notice or action.

(u)           Clinical Trials. Except as disclosed in the Registration Statement and the Prospectus, none of the Company’s product candidates has received marketing approval from the FDA, the Israeli Ministry of Health or any comparable drug regulatory agency outside of the United States or Israel to which it is subject (collectively, the “Regulatory Authorities”). To the Company’s knowledge, all nonclinical studies and clinical trials conducted by or on behalf of or sponsored by the Company, with respect to the Company’s product candidates, including any such studies and trials that are described in the Prospectus, or the results of which are referred to in the Prospectus, as applicable (collectively, “Company Trials”), were, and if still pending are, being conducted in all material respects in accordance with all Applicable Laws; the descriptions in the Prospectus of the results of any Company Trials are accurate and complete descriptions in all material respects and fairly present the data derived therefrom; the Company has no knowledge of any other studies or trials not described in the Prospectus, the results of which are materially inconsistent with or call into question the results described or referred to in the Prospectus; the Company is currently in compliance in all material respects with all Applicable Laws; the Company has not received, nor does it have knowledge that any of its collaboration partners has received, any written notices, correspondence or other written communications from the Regulatory Authorities or any other governmental agency requiring or threatening the termination, material modification or suspension of Company Trials, other than ordinary course communications with respect to modifications in connection with the design and implementation of such studies or trials. The Company has obtained (or caused to be obtained) the informed consent of each human subject who participated in a Company Trial. To the Company’s knowledge, none of the Company Trials involved any investigator who has been disqualified as a clinical investigator. The Company has established and administers a compliance program applicable to the Company and its Subsidiaries, to assist the Company, its Subsidiaries and their directors, officers and employees of the Company and its Subsidiaries in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA and any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA to the extent applicable).

(v)           Contracts and Agreements. There are no contracts, agreements, instruments or other documents that are required to be described in the Registration Statement or the Prospectus or any Incorporated Documents or to be filed as exhibits thereto which have not been so described in all material respects and filed as required by Item 601(b) of Regulation S-K under the Securities Act. The copies of all contracts, agreements, instruments and other documents (including governmental licenses, authorizations, permits, consents and approvals and all amendments or waivers relating to any of the foregoing) that have been furnished to BTIG or its counsel are complete and genuine and include all material collateral and supplemental agreements thereto. The material contracts to which the Company is a party that are filed pursuant to the Exchange Act with the Commission by the Company have been duly and validly authorized, executed and delivered by the Company and constitute the legal, valid and binding agreements of the Company, enforceable by and against it in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors’ rights generally, and general equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution may be limited by federal or state securities laws and the public policy underlying such laws.

(w)          Absence of Proceedings. Except as disclosed in the Registration Statement and Prospectus, there are no actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened to which the Company or any of the Subsidiaries is or would be a party, or of which any of the respective properties or assets of the Company and the Subsidiaries is or would be subject, at law or in equity, before any court or arbitral body or by or before any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, which are required to be disclosed in the Registration Statement or Prospectus, or which would reasonably be expected to result in a judgment, decree or order having, individually or in the aggregate, a Material Adverse Effect, or which could materially and adversely affect the respective properties or assets of the Company or any of its Subsidiaries. The aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement and Prospectus, including ordinary routine litigation incidental to the business of the Company, would not, individually or in the aggregate, result in a Material Adverse Effect.

(x)            Independent Accountants. To the knowledge of the Company, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm (the “Accountant”), whose report on the consolidated financial statements of the Company is filed with the Commission as part of the Company’s most recent Annual Report on Form 20-F filed with the Commission and incorporated by reference into the Registration Statement and the Prospectus, are and, during the periods covered by their report, were an independent registered public accounting firm within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States). Except as set forth in the Registration Statement and the Prospectus, the Accountant has not, during the periods covered by the financial statements included or incorporated by reference in the Registration Statement and the Prospectus, provided to the Company any non-audit services, as such term is used in Section 10A(g) of the Exchange Act.

(y)           Financial Statements. The financial statements included or incorporated by reference in the Registration Statement and the Prospectus, including the notes thereto and supporting schedules, fairly present the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries, on a consolidated basis, at the dates and for the periods to which they apply; and such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods covered thereby; and the supporting schedules included in the Registration Statement present fairly the information required to be stated therein. The selected financial data and the summary financial information included or incorporated by reference in the Registration Statement and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the financial statements included or incorporated by reference in the Registration Statement and the Prospectus, as of and at the dates indicated. Any pro forma financial statements or data included or incorporated by reference in the Registration Statement and the Prospectus comply with the requirements of Regulation S-X of the Securities Act, including, without limitation, Article 11 thereof, and the assumptions used in the preparation of such pro forma financial statements and data are reasonable, the pro forma adjustments used therein are appropriate to give effect to the circumstances referred to therein and the pro forma adjustments have been properly applied to the historical amounts in the compilation of those statements and data. The other financial data set forth or incorporated by reference in the Registration Statement and the Prospectus is accurately presented and prepared on a basis consistent with the financial statements and books and records of the Company. Each of the Registration Statement and the Prospectus discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. All disclosures contained in the Registration Statement or the Prospectus, including the Incorporated Documents, that contain “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply, in all material respects, with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable.

(z)           No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise specifically stated therein: (i) the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business; (ii) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock; (iii) there has not been any change in the capital stock of the Company (other than a change in the number of outstanding Ordinary Shares due to the issuance of Ordinary Shares upon the exercise of outstanding options or warrants or the issuance of restricted stock awards or restricted stock units under the Company’s existing stock awards plan, or any new grants thereof in the ordinary course of business); (iv) there has not been any material change in the Company’s long-term or short-term debt; and (v) there has not been the occurrence of any Material Adverse Effect.

(aa)         Investment Company Act. The Company is not, and after receipt of payment for the ADSs and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Prospectus will not be, required to be registered as an “investment company” under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (collectively, the “Investment Company Act”).

(bb)        Property. Except as set forth in the Registration Statement and the Prospectus, the Company and each of its Subsidiaries have good and marketable title to all of the properties and assets reflected as owned in the financial statements referred to in Section 6(y) above (or elsewhere in the Registration Statement and the Prospectus), in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not materially and adversely affect the value of such property or assets and do not materially interfere with the use made or proposed to be made of such property by the Company or any Subsidiary. The material real property, improvements, equipment and personal property held under lease by the Company or any of its Subsidiaries are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Subsidiary. The Company and each of its Subsidiaries have such consents, easements, rights-of-way or licenses from any person (“rights-of-way”) as are necessary to enable the Company and each of its Subsidiaries to conduct its business in the manner described in the Registration Statement and the Prospectus, and except for such rights-of-way the lack of which would not have, individually or in the aggregate, a Material Adverse Effect.

(cc)         Environmental Laws. Except as otherwise disclosed in the Registration Statement and Prospectus, neither the Company nor any of its Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its properties and assets, any applicable federal, state, municipal, local or foreign laws, rules, regulations, decisions, orders, policies, permits, licenses, certificates or approvals having force of law, domestic or foreign, relating to environmental, health, or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”). Without limiting the generality of the foregoing and except as otherwise described in the Registration Statement and Prospectus: (i) the Company and each of its Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable Environmental Laws to conduct their respective businesses; (ii) neither the Company nor any of its Subsidiaries is aware of any unlawful spills, releases, discharges or disposal of any pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes that have occurred or are presently occurring on or from its properties as a result of any construction on or operation and use of its properties, (iii) there are no orders, rulings or directives issued against the Company or any of its Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any properties or assets of the Company or any of its Subsidiaries; and (iv) no notice with respect to any of the matters referred to in this Section 6(cc), including any alleged violations by the Company or any of the Subsidiaries with respect thereto has been received by the Company or any of its Subsidiaries, and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the properties and assets of the Company or any of its Subsidiaries is in progress, pending or threatened, which could reasonably be expected to have a Material Adverse Effect, and to the knowledge of the Company, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or any of its Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise thereto.

(dd)        Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance in such amounts and covering such risks as the Company reasonably deems adequate, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect. Neither the Company nor any Subsidiary has been denied any material insurance coverage which it has sought or for which it has applied.

(ee)         Accounting Controls and Disclosure Controls. The Company and its Subsidiaries maintain systems of “internal control over financial reporting” (as defined under Rules 13-a15 and 15d-15 under the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement and the Prospectus, there are no material weaknesses in the Company’s internal control over financial reporting. Since the date of the latest audited financial statements included or incorporated by reference in the Prospectus, (a) the Company has not been advised of: (i) any significant deficiencies and/or material weaknesses in the design or operation of the Company’s internal control over financial reporting that could adversely affect or are reasonably likely to adversely affect the ability of the Company and its Subsidiaries to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting; and (b) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has developed and currently maintains disclosure controls and procedures that comply with Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s Exchange Act filings and other public disclosure documents.

(ff)          Compliance with the Sarbanes-Oxley Act. The Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

(gg)        Payment of Taxes. Each of the Company and its Subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof. Each of the Company and its Subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all taxes imposed on or assessed against the Company or such respective Subsidiary. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Registration Statement are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. Except as disclosed in writing to BTIG, (i) no issues have been raised (and are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its Subsidiaries, and (ii) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its Subsidiaries. The term “taxes” mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements and other documents required to be filed in respect to taxes.

(hh)        Stock Transfer Taxes. On each Settlement Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the ADSs to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

(ii)           Statistical and Market-Related Data. The statistical and market-related data included or incorporated by reference in the Registration Statement and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

(jj)           Foreign Corrupt Practices Act. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company: (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity: (ii) has made any direct or indirect unlawful contribution or payment to any official of, or candidate for, or any employee of, any U.S. federal, state, local or foreign, including Israeli, office from corporate funds; (iii) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions (“OECD Convention”), the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or any similar law or regulation to which the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company is subject. The Company and its affiliates have each conducted their businesses in compliance with the FCPA and any applicable similar law or regulation and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The foregoing representation and warranty shall also be deemed given regarding laws of non-U.S. jurisdictions similar to the FCPA, including, without limitation, Sections 291 and 291A of the Israel Penal Law, 5737-1977 and the rules and regulations thereunder.

(kk)         Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Currency and Foreign Transactions Reporting Act of 1970, as amended, Israel Prohibition on Money Laundering Law, 5760-2000 and Prohibition on Money Laundering Order, 5761-2001, the Israel Prohibition on Funding of Terrorism Law, 5765-2005 and the regulations and decrees promulgated thereunder, the applicable money laundering statutes of jurisdictions where the Company conducts business, the applicable rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

(ll)           OFAC. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee, affiliate or representative of the Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury and the Foreign and Commonwealth Office of the United Kingdom (“HMT”), or any similar sanctions imposed by any other body, governmental or other, to which the Company is subject (collectively, “other economic sanctions”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any sanctions administered by OFAC, UNSC, the European Union, HMT or other economic sanctions.

(mm)       Related Party Transactions. No relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries on the one hand, and the directors, officers, trustees, managers, stockholders, partners, customers or suppliers of the Company or any of the Subsidiaries on the other hand, which would be required by the Securities Act to be disclosed in the Registration Statement and the Prospectus, which is not so disclosed.

(nn)        No Improper Practices. (i) Neither the Company nor the Subsidiaries, nor to the Company’s knowledge, any of their respective executive officers has, in the past five (5) years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of law) or made any contribution or other payment to any official of, or candidate for, any federal, state, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any law in the United States, Israel, or any applicable foreign jurisdiction, or of the character required to be disclosed in the Prospectus; (ii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and stockholders of the Company or any Subsidiary, on the other hand, that is required by the Securities Act to be described in the Registration Statement and the Prospectus that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or stockholders of the Company or any Subsidiary, on the other hand, that is required by the rules of FINRA to be described in the Registration Statement and the Prospectus that is not so described; (iv) except as described in the Registration Statement and the Prospectus, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (v) there are no business relationships, related party transactions or extraordinary transactions involving the Company or any Person which have not been approved as required pursuant to the provisions of Part VI of the Israel Companies Law (as defined below); (vi) the Company has not offered, or caused any placement agent to offer, ADSs or Ordinary Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services; and (vii) neither the Company nor any Subsidiary nor, to the Company’s knowledge, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any law, rule or regulation (including, without limitation, the FCPA), which payment, receipt or retention of funds is of a character required to be disclosed in the Registration Statement or the Prospectus.

(oo)        Sanctions. (i) The Company represents that, neither the Company nor any of its Subsidiaries (collectively, the “Entity”) or any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual, or entity (in this paragraph (pp), “Person”) that is, or is owned or controlled by a Person that is:

 (A)  the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

(B)  located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

(ii)  The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)  to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)  in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)  The Entity represents and covenants that, except as detailed in the Registration Statement and the Prospectus, for the past five (5) years, it has not engaged in, and is not now engaging in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(pp)        ERISA. Each material employee benefit plan that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and any of its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations. The Company does not have any material benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(qq)        Market Capitalization. At the time the Registration Statement was originally declared effective, and at the time the Company’s most recent Annual Report on Form 20-F was filed with the Commission, the Company met the then applicable requirements for the use of Form F-3 under the Securities Act, including, but not limited to, General Instructions I.A and I.B.1. of Form F-3, or as set forth in Section 7(x), General Instruction I.B.5. of Form F-3. The Company is not a shell company (as defined in Rule 405 under the Securities Act) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information (as defined in General Instruction I.B.5 of Form F-3) with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company.

(rr)          No Material Defaults. Neither the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 20-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(ss)         Absence of Manipulation. The Company has not taken, directly or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs.

(tt)          Director Independence. The qualifications of the persons serving as board members and the overall composition of the board comply with the Sarbanes-Oxley Act applicable to the Company and the listing rules of the Nasdaq Stock Market LLC. At least one member of the Audit Committee of the Board of Directors of the Company qualifies as a “financial expert,” as such term is defined under the Sarbanes-Oxley Act and the listing rules of the Nasdaq Stock Market LLC. In addition, at least a majority of the persons serving on the Company’s Board of Directors qualify as “independent,” as defined under the listing rules of the Nasdaq Stock Market LLC.

(uu)        Broker-Dealer Status; FINRA Matters. The Company is not required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act and does not, directly or indirectly through one or more intermediaries, control or have any other association with (within the meaning of Article I of the By-laws of FINRA) any member firm of FINRA. No relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers or stockholders of the Company, on the other hand, which is required by the rules of FINRA to be described in the Registration Statement and the Prospectus, which is not so described. All of the information (including, but not limited to, information regarding affiliations, security ownership and trading activity) provided to BTIG or its counsel by the Company, its officers and directors and the holders of any securities (debt or equity) or warrants, options or rights to acquire any securities of the Company in connection with the filing to be made and other supplemental information to be provided to FINRA pursuant to FINRA Rule 5110 in connection with the transactions contemplated by this Agreement is true, complete and correct.

(vv)        Margin Rules. Neither the issuance, sale and delivery of the ADSs nor the application of the proceeds thereof by the Company as described in the Registration Statement and the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(ww)       Underwriter Agreements. Except as set forth in the Registration Statement and the Prospectus, the Company is not a party to any agreement with an agent or underwriter for any other “at-the-market” or continuous equity transaction or any “equity line” transaction.

(xx)          No Reliance. The Company has not relied upon BTIG or its legal counsel for any legal, tax or accounting advice in connection with the offering and sale of the ADSs.

(yy)        No Integration. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Securities Act Rule 144) has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act) with the offer and sale of the ADSs.

(zz)          Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(aaa)       Israeli Qualifications. No consent, approval, authorization or order of, or filing, qualification or registration with, any Israeli court or governmental agency, authority or body, which has not been made, obtained or taken and is not in full force and effect, is required for the execution, delivery and performance of this Agreement by the Company, the offer or sale of the ADSs or the consummation of the transactions contemplated hereby, other than the obligation to obtain the approval of (i) the OCS and (ii) the TASE.

(bbb)      No Israeli Prospectus. The Company is not required to publish a prospectus in the State of Israel under the laws of the State of Israel with respect to the offer and sale of the ADSs in accordance with and subject to the terms of this Agreement.

(ccc)       No Israeli Violations. Neither the Company nor any of its Subsidiaries is (i) in violation of any condition or requirement stipulated (A) by any instruments of approval, granted to it by the OCS with respect to any research and development grants or benefits given to the Company by such office or (B) with respect to any instrument of approval granted to it by the Investment Center with respect to grants or benefits given to the Company. The Company has not received any notice denying, revoking or modifying any “approved enterprise” or “benefited enterprise” or “preferred enterprise” status with respect to any of the Company’s facilities or operations or with respect to any grants or benefits from the OCS or the Investment Center (collectively, “Governmental Grants”) (including, in all such cases, notice of proceedings or investigations related thereto). No event has occurred, and no circumstance or condition exists, that could reasonably be expected to give rise to or serve as the basis for (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grants, (ii) the imposition of any material limitation on any Governmental Grant or (iii) a requirement that the Company return or refund any benefits provided under any Governmental Grant. All information supplied by the Company with respect to the applications or notifications relating to such “approved enterprise” status, “benefited enterprise status” and “preferred enterprise” status and to grants and benefits from the OCS and/or the Investment Center was true, correct and complete in all material respects when supplied to the appropriate authorities.

(ddd)      No Dissolution. The Company is not in nor subject to a bankruptcy or insolvency proceeding in the State of Israel or in any other jurisdiction.

(eee)       Israeli Taxation. No transaction, stamp or other issuance or transfer taxes or duties, and assuming that BTIG is not otherwise subject to taxation in Israel due to Israeli tax residence or the existence of a permanent establishment in Israel, no capital gain, income, transfer, withholding or other tax or duty is payable in the State of Israel by or on behalf of BTIG to the Israeli Tax Authority in connection with (i) the issuance, sale and delivery of the ADSs by the Company; (ii) the purchase from the Company, and the initial sale and delivery by BTIG of the ADSs to purchasers thereof; (iii) the holding of the ADSs; or (iv) the execution and delivery of this Agreement by the parties hereto or the performance by the parties hereto of their respective obligations hereunder.

(fff)         Israeli Employment Laws. The Company and its Subsidiaries are in compliance in all material respects with the labor and employment laws and collective bargaining agreements and extension orders applicable to their employees in the State of Israel. No labor dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is threatened or imminent, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(ggg)      Israeli Securities Laws. The Company has not engaged in any form of solicitation, advertising or any other action constituting an offer or sale under the Israeli Securities Law in connection with the transactions contemplated hereby which would require the Company to publish a prospectus in the State of Israel under the laws of the State of Israel.

(hhh)      No Immunity. Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the State of Israel, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Israeli, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Company or any of its respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 18 of this Agreement.

(iii)          Agent for Service of Process. The Company has duly designated Vcorp Agent Services, Inc., with offices at 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952, as its authorized agent to receive service of process as set forth in Section 19.

(jjj)          Enforcement of Judgments. Subject to the conditions and qualifications set forth in the Registration Statement and the Prospectus, a final and conclusive judgment against the Company for a definitive sum of money entered by any court in the United States may be enforced by an Israeli court.

(kkk)       Israeli Exemptions. For a period of twelve (12) months prior to and including the date of this Agreement, the Company has not offered or sold any of its securities in Israel, except for (i) the issuance of options or similar securities exercisable under the Company’s equity incentive plans into ADSs or Ordinary Shares, which are exempt from prospectus requirements under the Israeli Securities Law and (ii) offers and sales to Israeli Accredited Investors.

(lll)          Israeli Placements. The Company acknowledges, understands and agrees that the ADSs may be sold in Israel only by BTIG and only to Israeli Accredited Investors.

(mmm)    Israel Companies Law. The Company is in full compliance with the provisions of the Israel Companies Law 5759-1999 (the “Israel Companies Law”) and the rules and regulations promulgated thereunder.

Any certificate signed by an officer of the Company and delivered to BTIG or to counsel for BTIG pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Company to BTIG as to the matters set forth therein as of the date or dates indicated therein.

7.           Covenants of the Company. The Company covenants and agrees with BTIG that:

(a)           Registration Statement Amendments. After the date of this Agreement and during any period in which a Prospectus relating to any ADSs is required to be delivered by BTIG under the Securities Act (without regard to the effects of Rules 153, 172 and 173 under the Securities Act) (the “Prospectus Delivery Period”), (i) the Company will notify BTIG promptly of the time when any subsequent amendment to the Registration Statement, other than the Incorporated Documents, has been filed with the Commission and/or has become effective or any subsequent supplement to the Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information, (ii) the Company will prepare and file with the Commission, promptly upon BTIG’s request, any amendments or supplements to the Registration Statement or Prospectus that, in BTIG’s reasonable judgment, may be necessary or advisable in connection with the distribution of the ADSs by BTIG (provided, however, that the failure of BTIG to make such request shall not relieve the Company of any obligation or liability hereunder, or affect BTIG’s right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Registration Statement or Prospectus relating to the ADSs (except for the Incorporated Documents) unless a copy thereof has been submitted to BTIG a reasonable period of time before the filing and BTIG has not reasonably objected thereto (provided, however, (A) that the failure of BTIG to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect BTIG’s right to rely on the representations and warranties made by the Company in this Agreement, (B) that, if BTIG objects thereto, BTIG may cease making sales of ADSs pursuant to this Agreement and (C) that the Company has no obligation to provide BTIG any advance copy of such filing or to provide BTIG an opportunity to object to such filing if such filing does not name BTIG or does not relate to the transactions contemplated hereunder); (iv) the Company will furnish to BTIG at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or Prospectus, except for those documents available via EDGAR; and (v) the Company will cause each amendment or supplement to the Prospectus to be filed with the Commission as required pursuant to the applicable paragraph of Rule 424(b) of the Securities Act (without reliance on Rule 424(b)(8) of the Securities Act) or, in the case of any Incorporated Document, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed (the determination to file or not file any amendment or supplement with the Commission under this Section 7(a), based on the Company’s reasonable opinion or reasonable objections, shall be made exclusively by the Company).

(b)           Notice of Commission Stop Orders. During the Prospectus Delivery Period, the Company will advise BTIG, promptly after it receives notice or obtains knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any notice objecting to, or other order preventing or suspending the use of, the Prospectus, of the suspension of the qualification of the ADSs for offering or sale in any jurisdiction, or of the initiation of any proceeding for any such purpose or any examination pursuant to Section 8(e) of the Securities Act, or if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the ADSs; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued. Until such time as any stop order is lifted, BTIG may cease making offers and sales under this Agreement.

(c)           Delivery of Prospectus; Subsequent Changes. During the Prospectus Delivery Period, the Company will comply with all requirements imposed upon it by the Securities Act, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act. If the Company has omitted any information from the Registration Statement pursuant to Rule 430B under the Securities Act, it will use its best efforts to comply with the provisions of and make all requisite filings with the Commission pursuant to said Rule 430B and to notify BTIG promptly of all such filings. If during the Prospectus Delivery Period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectus to comply with the Securities Act, the Company will promptly notify BTIG to suspend the offering of ADSs during such period, and the Company will promptly amend or supplement the Registration Statement or Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d)           Listing of ADSs. Prior to the date of the first Placement Notice, the Company will use its reasonable best efforts to cause the ADSs to be listed on the Exchange and the Ordinary Shares underlying the ADSs to be listed on the TASE. The Company will timely file with the Exchange and the TASE all documents, reports and notices required by each of the Exchange or the TASE, as applicable, or required by the Israeli Securities Authority, of companies that have or will issue securities that are traded on the Exchange and the TASE, as applicable, and will maintain such listings.

(e)           Delivery of Registration Statement and Prospectus. The Company will furnish to BTIG and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectus (including all Incorporated Documents) and all amendments and supplements to the Registration Statement or Prospectus that are filed with the Commission during the Prospectus Delivery Period, including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein, in each case, as soon as reasonably practicable via e-mail in “.pdf” format to an e-mail account designated by BTIG and, at BTIG’s request, will also furnish copies of the Prospectus to each exchange or market on which sales of the ADSs may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectus) to BTIG to the extent such document is available on EDGAR.

(f)            Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 16 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) and Rule 158 of the Securities Act. The terms “earnings statement” and “make generally available to its security holders” shall have the meanings set forth in Rule 158 under the Securities Act.

(g)           Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with the provisions of Section 12 hereunder, will pay all expenses incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to: (i) the preparation, printing, filing and delivery to BTIG of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto, and of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the ADSs and the Ordinary Shares represented by such ADSs; (ii) the preparation, issuance and delivery of the ADSs and the Ordinary Shares represented by such ADSs, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the ADSs to BTIG and the Ordinary Shares represented by such ADSs as contemplated by this Agreement; (iii) the fees and disbursements of the counsel, accountants and other advisors to the Company in connection with the transactions contemplated by this Agreement; (iv) the reimbursement for reasonable out-of-pocket expenses incurred by BTIG, including the fees and disbursements of counsel to BTIG, in connection with the transactions contemplated by this Agreement, (A) in an amount not to exceed $50,000 prior to the execution of this Agreement and (B) in an amount not to exceed an additional $7,500 per calendar quarter during or with respect to which BTIG and/or its counsel shall have conducted bring-down due diligence of the Company; (v) the qualification of the ADSs under securities laws in accordance with the provisions of Section 7(w), including filing fees, if any, and the reasonable fees and disbursements of counsel for BTIG in connection therewith; (vi) the fees and expenses incurred in connection with the listing or qualification of the ADSs for trading on the Exchange and the Ordinary Shares underlying such ADSs on the TASE; (vii) the fees and expenses of the transfer agent and/or the Depositary for the ADSs or the Ordinary Shares represented by such ADSs; and (viii) filing fees and expenses, if any, of the Commission and FINRA.

(h)           Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectus in the section entitled “Use of Proceeds.”

(i)            Other Sales. Without the prior written consent of BTIG, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any ADSs or Ordinary Shares (other than the ADSs offered pursuant to this Agreement), securities convertible into or exchangeable for ADSs or Ordinary Shares, or warrants or any rights to purchase or acquire ADSs or Ordinary Shares, during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Placement Notice is delivered to BTIG hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to ADSs sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all ADSs covered by a Placement Notice, the date of such suspension or termination) (such period, a “Placement Notice Period”); and will not directly or indirectly in any other “at-the-market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any ADSs or Ordinary Shares (other than the ADSs offered pursuant to this Agreement), securities convertible into or exchangeable for ADSs or Ordinary Shares, or warrants or any rights to purchase or acquire ADSs or Ordinary Shares, prior to the later of the termination of this Agreement and the twentieth (20th) day immediately following the final Settlement Date with respect to ADSs sold pursuant to such Placement Notice; provided, however, that such restrictions will not be required in connection with the Company’s issuance or sale of (i) ADSs or Ordinary Shares, options to purchase ADSs or Ordinary Shares, other equity awards to acquire ADSs or Ordinary Shares, or ADSs or Ordinary Shares issuable upon the exercise or vesting of options or other equity awards, pursuant to any employee or director equity awards or benefits plan, stock ownership plan or dividend reinvestment plan (but not ADSs or Ordinary Shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) ADSs or Ordinary Shares issuable upon conversion of securities or the exercise or vesting of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Company available on EDGAR or otherwise in writing to BTIG and (iii) ADSs or Ordinary Shares or securities convertible into or exchangeable for ADSs or Ordinary Shares as consideration for mergers, acquisitions, other business combinations or strategic alliances, or offered and sold in a privately negotiated transaction to vendors, customers, lenders, investors, strategic partners or potential strategic partners, occurring after the date of this Agreement which are not issued primarily for capital raising purposes.

(j)            Change of Circumstances. During a Placement Notice Period, the Company will advise BTIG promptly after it shall have received notice or obtained knowledge of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to BTIG pursuant to this Agreement.

(k)           Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by BTIG or its agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as BTIG may reasonably request.

(l)            Required Filings Relating to ADSs. The Company will disclose in each of its annual reports on Form 20-F and its six-month reports on Form 6-K containing the Company’s semi-annual financial results filed with or furnished to the Commission after the date of this Agreement, the number of ADSs sold through BTIG during the semi-annual period (or other relevant period) that ended immediately prior to the filing or furnishing of such report in which sales of ADSs were made through BTIG pursuant to this Agreement, if any, the Net Proceeds to the Company therefrom and the compensation paid or payable by the Company to BTIG with respect to such sales of ADSs. If required under the Securities Act, the Company shall also prepare and file with the Commission as promptly as practicable after the completion of each quarterly period (or other relevant period) in which sales of ADSs were made through BTIG pursuant to this Agreement, if any, or on such other date or dates as required under the Securities Act, a prospectus supplement disclosing the information referred to in the immediately preceding sentence with respect to such sales of ADSs.

(m)          Representation Dates; Certificate. On or prior to the date the first Placement Notice is given pursuant to this Agreement and each time the Company (i) files the Prospectus relating to the ADSs or the Ordinary Shares represented by such ADSs or amends or supplements the Registration Statement or the Prospectus relating to the ADSs or the Ordinary Shares represented by such ADSs (other than (A) a prospectus supplement filed in accordance with Section 7(l) or (B) a supplement or amendment that relates to an offering of securities other than the ADSs) by means of a post-effective amendment, sticker, or supplement, but not by means of incorporation of document(s) by reference in the Registration Statement or the Prospectus relating to the ADSs or the Ordinary Shares represented by such ADSs; (ii) files an annual report on Form 20-F under the Exchange Act (including any Form 20-F/A containing amended financial information or a material amendment to the previously filed Form 20-F); (iii) files its quarterly or six-month reports on Form 6-K under the Exchange Act containing financial statements, supporting schedules or other financial data incorporated by reference into the Registration Statement; or (iv) files a report on Form 6-K containing amended financial information relating to the Company under the Exchange Act incorporated by reference into the Registration Statement (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a “Representation Date”); the Company shall furnish BTIG within three (3) Trading Days after each Representation Date (but in the case of clause (iv) above only if BTIG reasonably determines that the information contained in such Form 6-K is material) with a certificate, in the form attached hereto as Exhibit 7(m). The requirement to provide a certificate under this Section 7(m) shall be automatically waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell ADSs following a Representation Date when the Company relied on such waiver and did not provide BTIG with a certificate under this Section 7(m), then before the Company delivers the Placement Notice or BTIG sells any ADSs, the Company shall provide BTIG with a certificate, in the form attached hereto as Exhibit 7(m), dated the date of the Placement Notice.

(n)           Legal Opinions. On or prior to the date the first Placement Notice is given pursuant to this Agreement, the Company shall cause to be furnished to BTIG the written opinions and negative assurance of Morrison & Foerster LLP, U.S. counsel to the Company, and Yigal Arnon & Co., Israeli counsel to the Company, or other counsel reasonably satisfactory to BTIG (together, “Company Counsel”), in each case substantially in the forms previously agreed between the Parties. Thereafter, within three (3) Trading Days after each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable pursuant to Section 7(m), and not more than once per calendar quarter, the Company shall cause to be furnished to BTIG the written opinions and negative assurance of Company Counsel substantially in the form previously agreed between the Parties, modified, as necessary, to relate to the Registration Statement and the Prospectus as then amended or supplemented; provided, however, that if Company Counsel has previously furnished to BTIG such written opinions and negative assurance substantially in the form previously agreed between the Parties, Company Counsel may, in respect of any future Representation Date, furnish BTIG with a letter (a “Reliance Letter”) in lieu of such opinions and negative assurance to the effect that BTIG may rely on the prior opinions and negative assurance of Company Counsel delivered pursuant to this Section 7(n) to the same extent as if it were dated the date of such Reliance Letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented to the date of such Reliance Letter).

(o)           Comfort Letter. On or prior to the date the first Placement Notice is given pursuant to this Agreement and within three (3) Trading Days after each Representation Date, other than pursuant to clause (iii) of Section 7(m), with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable pursuant to Section 7(m), the Company shall cause its independent accountants to furnish BTIG a letter, dated as of such date (the “Comfort Letter”), in form and substance satisfactory to BTIG, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act, the Exchange Act and the rules and regulations of the PCAOB, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

(p)           Market Activities. The Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and controlling persons not to, directly or indirectly, (i) take any action designed to stabilize or manipulate, or which constitutes or might reasonably be expected to cause or result in, the stabilization or manipulation of, the price of any security of the Company to facilitate the sale or resale of the ADSs or (ii) sell, bid for, or purchase the ADSs to be offered and sold pursuant to this Agreement, or pay anyone any compensation for soliciting the purchases of the ADSs, other than BTIG. In addition, the Company will not engage in any form of solicitation, advertising or other action constituting an offer or a sale under the Israeli Securities Law in connection with the transactions contemplated hereby, which would require the Company to publish a prospectus in the State of Israel under the laws of the State of Israel.

(q)           Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks the Company reasonably deems adequate.

(r)            Compliance with Laws. The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material permits, licenses and other authorizations required by federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to have a Material Adverse Effect.

(s)           Securities Act and Exchange Act. The Company will comply with all requirements imposed upon it by the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the ADSs as contemplated by the provisions hereof and the Prospectus.

(t)            Sarbanes-Oxley Act. The Company, and each of the Subsidiaries, will maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded book value for assets is compared with the fair market value of such assets (computed in accordance with generally accepted accounting principles) at reasonable intervals and appropriate action is taken with respect to any differences. The Company will comply with all requirements imposed upon it by the Sarbanes-Oxley Act and the rules and regulations of the Commission and the Exchange promulgated thereunder.

(u)           No Offer To Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance in writing by the Company and BTIG in its capacity as agent hereunder, neither BTIG nor the Company (including its agents and representatives other than BTIG in its capacity as such) will, directly or indirectly, make, use, prepare, authorize, approve or refer to any free writing prospectus relating to the ADSs to be sold by BTIG as agent hereunder.

(v)           Investment Company Act. The Company shall conduct its affairs in such a manner so as to reasonably ensure that neither it nor any of its Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act.

(w)          Blue Sky and Other Qualifications. The Company will use its commercially reasonable efforts, in cooperation with BTIG, to qualify the ADSs for offering and sale, or to obtain an exemption for the ADSs to be offered and sold, under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as BTIG may designate and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the ADSs (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the ADSs have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the ADSs.

(x)           General Instruction I.B.5 of Form F-3. If, from and after the date of this Agreement, the Company is no longer eligible to use Form F-3 pursuant to General Instruction I.B.1 of such Form at the time it files with the Commission an annual report on Form 20-F or any post-effective amendment to the Registration Statement, then it shall promptly notify BTIG and, within two (2) Business Days after the date of filing of such annual report on Form 20-F or amendment to the Registration Statement, file a new Prospectus Supplement with the Commission reflecting the amount of ADSs available to be offered and sold by the Company under this Agreement pursuant to General Instruction I.B.5 of Form F-3, provided, however, that the Company may delay the filing of any such Prospectus Supplement if, in the reasonable judgment of the Company, it is in the best interest of the Company to do so, provided that no Placement Notice is in effect during such time.

(y)           New Registration Statement. If (i) immediately prior to the third (3rd) anniversary of the initial effective date of the Registration Statement or (ii) the aggregate gross sales proceeds of ADSs available to be sold pursuant to this Agreement exceeds the amount of Ordinary Shares available for offer and sale under the currently effective Registration Statement, the Company will file a new shelf registration statement in a form satisfactory to BTIG and its counsel and will use its best efforts to cause such registration statement to be declared effective within 180 days after its filing.  From and after the effective date thereof, references herein to the “Registration Statement” shall include such new shelf registration.

8.           Representations and Covenants of BTIG. BTIG represents and warrants that it is duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the ADSs will be offered and sold, except such states in which BTIG is exempt from registration or such registration is not otherwise required. BTIG shall continue, for the term of this Agreement, to be duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the ADSs will be offered and sold, except in such states in which BTIG is exempt from registration or such registration is not otherwise required, during the terms of this Agreement. BTIG will comply with all applicable laws and regulations in connection with the sale of ADSs pursuant to this Agreement, including, but not limited to, Regulation M under the Exchange Act.

9.           Conditions to BTIG’s Obligations. The obligations of BTIG hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by BTIG of a due diligence review satisfactory to BTIG in its reasonable judgment, and to the continuing satisfaction (or waiver by BTIG in its sole discretion) of the following additional conditions:

(a)           Registration Statement Effective. The Registration Statement shall be effective and shall be available for the offer and sale of all ADSs that have been offered and sold or are contemplated to be offered and sold pursuant to all Placement Notices that have been delivered to BTIG by the Company.

(b)           Prospectus Supplement. The Company shall have filed with the Commission the Prospectus Supplement pursuant to Rule 424(b) under the Securities Act not later than the Commission’s close of business on the second Business Day following the date of this Agreement.

(c)           No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission or any other federal or state governmental authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or other order preventing or suspending the use of the Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the ADSs for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the Prospectus or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectus or documents so that, in the case of the Registration Statement, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the Prospectus, it will not contain any materially untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)           No Misstatement or Material Omission. BTIG shall not have advised the Company that the Registration Statement or Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in BTIG’s reasonable opinion is material, or omits to state a fact that in BTIG’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(e)           Material Changes. Except as contemplated in the Prospectus, or disclosed in the Company’s reports filed with the Commission, there shall not have been any material adverse change, on a consolidated basis, in the authorized capital stock of the Company or any Material Adverse Effect, or any development that could reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities, the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of BTIG (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the ADSs on the terms and in the manner contemplated by this Agreement and the Prospectus.

(f)           Legal Opinion. BTIG shall have received the opinions and negative assurances required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such opinions are required pursuant to Section 7(n).

(g)           Comfort Letter. BTIG shall have received the Comfort Letter required to be delivered pursuant to Section 7(o) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(o).

(h)           Representation Certificate. BTIG shall have received the certificate required to be delivered pursuant to Section 7(m) on or before the date on which delivery of such certificate is required pursuant to Section 7(m).

(i)            No Suspension. Trading in the ADSs shall not have been suspended on the Exchange and the ADSs shall not have been delisted from the Exchange. Trading in the Ordinary Shares shall not have been suspended on the TASE and the Ordinary Shares shall not have been delisted from the TASE.

(j)            Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(m), the Company shall have furnished to BTIG such appropriate further information, certificates and documents as BTIG may have reasonably requested. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof. The Company shall have furnished BTIG with such conformed copies of such opinions, certificates, letters and other documents as BTIG shall have reasonably requested.

(k)           Securities Act Filings Made. All filings with the Commission required by Rule 424(b) and Rule 433 under the Securities Act to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Rule 424(b) (without reliance on Rule 424(b)(8) of the Securities Act) and Rule 433.

(l)            Approval for Listing. The ADSs shall have been approved for listing on the Exchange and the Ordinary Shares underlying the ADSs shall have been approved for listing on the TASE, in each case subject only to notice of issuance.

(m)          No Termination Event. There shall not have occurred any event that would permit BTIG to terminate this Agreement pursuant to Section 12(a).

(n)           FINRA. BTIG shall have received a letter from the Corporate Financing Department of FINRA confirming that such department has determined to raise no objection with respect to the fairness or reasonableness of the terms and arrangements related to the sale of the ADSs pursuant to this Agreement.

10.           Indemnification and Contribution.

(a)           Indemnification by the Company. The Company agrees to indemnify and hold harmless BTIG, its directors, officers, members, partners, employees and agents and each BTIG Affiliate, if any, as follows:

(i)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed or withheld; and

(iii)           against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by BTIG), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission, or alleged untrue statement or omission, made in reliance upon and in conformity with information relating to BTIG that has been furnished in writing to the Company by BTIG expressly for inclusion in any document described in clause (i) of this Section 10(a). This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)           Indemnification by BTIG. BTIG agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company against any and all losses, liabilities, claims, damages and expenses described in the indemnity contained in Section 10(a), as and when incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information relating to BTIG that has been furnished to the Company by BTIG expressly for inclusion in any document as described in clause (i) of Section 10(a).

(c)           Procedure. Any indemnified party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel to the indemnified party) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or BTIG, the Company and BTIG will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and BTIG may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and BTIG on the other. The relative benefits received by the Company on the one hand and BTIG on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the ADSs (net of commissions to BTIG but before deducting expenses) received by the Company bear to the total compensation received by BTIG from the sale of ADSs on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and BTIG, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or BTIG, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and BTIG agree that it would not be just and equitable if contributions pursuant to this Section 10(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(d) shall be deemed to include, for the purpose of this Section 10(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof. Notwithstanding the foregoing provisions of this Section 10(d), BTIG shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, members, partners, employees or agents of BTIG, will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 10(c) hereof.

11.           Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 10 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of BTIG, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the ADSs and payment therefor or (iii) any termination of this Agreement.

12.           Termination.

(a)           BTIG shall have the right, by giving notice as hereinafter specified in Section 13, at any time to terminate this Agreement if: (i) any Material Adverse Effect, or any development that has actually occurred and that would reasonably be expected to result in a Material Adverse Effect, has occurred that, in the reasonable judgment of BTIG, may materially impair the ability of BTIG to sell the ADSs hereunder; (ii) there has occurred any (A) material adverse change in the financial markets in the United States or the international financial markets, (B) outbreak of hostilities or escalation thereof or other calamity or crisis or (C) change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which, in the reasonable judgment of BTIG, may materially impair the ability of BTIG to sell the ADSs hereunder; (iii) trading in the Company’s ADSs has been suspended or limited by the Commission or the Exchange, or if trading generally on the Exchange has been suspended or limited (including automatic halt in trading pursuant to market-decline triggers other than those in which solely program trading is temporarily halted), or minimum prices for trading have been fixed on the Exchange; (iv) any suspension of trading of any securities of the Company (including, without limitation, the Ordinary Shares) on any exchange or in the over-the-counter market (including, without limitation, the TASE) shall have occurred and be continuing; (v) a major disruption of securities settlements or clearance services in the United States or Israel shall have occurred and be continuing; (vi) a general banking moratorium has been declared by either U.S. Federal, New York or Israeli authorities; or (vii) if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States securities markets. Any such termination pursuant to this Section 12(a) shall be without liability of any party to any other party, except that the provisions of Section 7(g) (Expenses), Section 10 (Indemnification), Section 11 (Survival of Representations), Section 12(f), Section 17 (Applicable Law; Consent to Jurisdiction) and Section 18 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination.

(b)           The Company shall have the right, by giving one (1) day’s notice as hereinafter specified in Section 13, to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party, except that the provisions of Section 7(g), Section 10, Section 11, Section 12(f), Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(c)           BTIG shall have the right, by giving ten (10) days’ notice as hereinafter specified in Section 13, to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g), Section 10, Section 11, Section 12(f), Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(d)           Unless earlier terminated pursuant to this Section 12, this Agreement shall automatically terminate upon the issuance and sale of all of the ADSs through BTIG on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7(g), Section 10, Section 11, Section 12(f), Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(e)           This Agreement shall remain in full force and effect unless terminated pursuant to Sections 12(a), (b), (c), or (d) above or otherwise by mutual agreement of the Parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(g), Section 10, Section 11, Section 12(f), Section 17 and Section 18 shall remain in full force and effect.

(f)           Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by BTIG or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of ADSs, such termination shall not become effective until the close of business on such Settlement Date and such ADSs (and the Ordinary Shares represented by such ADSs) shall settle in accordance with the provisions of this Agreement.

13.           Notices.

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to BTIG, shall be delivered to

BTIG, LLC
825 Third Avenue, 6th Floor
New York, NY 10022
Attention: Equity Capital Markets
Email: BTIGUSATMTrading@btig.com

with copies (which shall not constitute notice) to:

BTIG, LLC
600 Montgomery Street, 6th Floor
San Francisco, CA 94111
Attention: General Counsel and Chief Compliance Officer
Email: BTIGcompliance@btig.com
            legal@btig.com

and:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Attention: Anthony J. Marsico, Esq.
Email: ajmarsico@mintz.com

and if to the Company, shall be delivered to:

BioLineRx Ltd.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871, Israel
Attention: Philip Serlin
Facsimile: 972-2-548-9101

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019
Attention: Anna T. Pinedo, Esq.
Facsimile: (212) 468-7900

Each party may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the Exchange and commercial banks in the City of New York are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 13 if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives confirmation of receipt by the receiving party (other than pursuant to auto-reply). Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

14.           Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and BTIG and their respective successors and permitted assigns and, as to Sections 5(b) and 10, the other indemnified parties specified therein. References to any of the Parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that BTIG may assign its rights and obligations hereunder to an affiliate of BTIG without obtaining the Company’s consent.

15.           Adjustments for Stock Splits. The Parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the ADSs and/or the Ordinary Shares.

16.           Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the Parties with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and BTIG. In the event that any one or more of the terms or provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such term or provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the Parties as reflected in this Agreement.

17.           GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. THE COMPANY AND BTIG EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18.           CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF  THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION  OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY  IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT  PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT  IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. TO THE EXTENT THAT THE COMPANY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY (ON THE GROUNDS OF SOVEREIGNTY OR OTHERWISE) FROM THE JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS WITH RESPECT TO ITSELF OR ITS PROPERTY, THE COMPANY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, SUCH IMMUNITY IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING.

19.           Appointment of Agent for Service. The Company hereby appoints Vcorp Services, LLC, with offices at 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952, as its agent for service of process in any suit, action or proceeding described in Section 18 and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. In the event that Vcorp Services, LLC is unable to serve as such agent, the Company hereby agrees to maintain the uninterrupted designation of an authorized agent upon whom process may be served in any such suit, action or proceeding and agrees to promptly notify BTIG of the name and address of any such future authorized agent.

20.           Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures BTIG could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to BTIG or any person controlling BTIG shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first (1st) Business Day following receipt by BTIG or any person controlling BTIG of any sum in such other currency, and only to the extent that BTIG or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to BTIG or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify BTIG or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to BTIG or controlling person hereunder, BTIG or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to BTIG or controlling person hereunder.

21.           Payments. All payments made by the Company to BTIG, its affiliates, directors, officers, employees and agents or to any person controlling BTIG under this Agreement, if any, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (other than taxes on net income) imposed or levied by or on behalf of the State of Israel or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by BTIG, its affiliates, directors, officers, employees and each person controlling BTIG, as the case may be, of the amounts that would otherwise have been receivable in respect thereof.

22.           Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)           BTIG is acting solely as agent in connection with the sale of the ADSs contemplated by this Agreement and the process leading to such transactions, and no fiduciary or advisory relationship between the Company or any of its respective affiliates, stockholders (or other equity holders), creditors or employees or any other party, on the one hand, and BTIG, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether BTIG has advised or is advising the Company on other matters, and BTIG has no obligation to the Company with respect to the transactions contemplated by this Agreement, except the obligations expressly set forth in this Agreement;

(b)           the Company is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)           BTIG has not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement, and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

(d)           the Company is aware that BTIG and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company, and BTIG has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e)           the Company waives, to the fullest extent permitted by law, any claims it may have against BTIG for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that BTIG shall have no liability (whether direct or indirect, in contract, tort or otherwise) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, partners, employees or creditors of the Company.

23.           Effect of Headings; Knowledge of the Company. The section and Exhibit headings herein are for convenience only and shall not affect the construction hereof. All references in this Agreement to the “knowledge of the Company” or the “Company’s knowledge” or similar qualifiers shall mean the actual knowledge of the directors and officers of the Company, after due inquiry.

24.           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or electronic transmission.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding between the Company and BTIG, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and BTIG.

Very truly yours,
BIOLINERX LTD.
By: __________________________________________________
Name: Title:
ACCEPTED as of the date first-above written:
BTIG, LLC
By: __________________________________________________
Name: Title:

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	BioLineRx Ltd.
Cc:	[ ]
To:	BTIG, LLC
Subject:	Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement between BioLineRx Ltd., a corporation formed under the laws of the State of Israel (the “Company”), and BTIG, LLC (“BTIG”) dated October [__], 2017 (the “Agreement”), I hereby request on behalf of the Company that BTIG sell up to [[___] American Depositary Shares] [$[___] worth of American Depositary Shares] (the “ADSs”), each representing one ordinary share, par value NIS 0.10 per share (the “Ordinary Shares”), of the Company, subject to the Maximum Amount, at market prices not lower than $[____] per ADS, during the time period beginning [month, day, time] and ending [month, day, time].

[The Company may include such other sales parameters as it deems appropriate, subject to the terms and conditions of the Agreement.]

Terms used herein and not defined herein have the meanings ascribed to them in the Agreement.

SCHEDULE 1

SCHEDULE 2

COMPENSATION

BTIG shall be paid compensation equal to three percent (3.0%) of the gross proceeds from the sales of ADSs pursuant to the terms of this Agreement.

SCHEDULE 2

SCHEDULE 3

BTIG, LLC

KC Stone (kcstone@btig.com)

Austin Hamilton (ahamilton@btig.com)

BTIGcompliance@btig.com

Carrie Taylor (ctaylor@btig.com)

Kathleen Carney (kcarney@btig.com)

legal@btig.com

Matt Clark (mclark@btig.com)

Nick Nolan (nnolan@btig.com)

John Tufts (jtufts@btig.com)

Charlie Mather (cmather@btig.com)

Kevin McCormack (kmccormack@btig.com)

Richard Engle (rengle@btig.com)

BIOLINERX LTD.

Philip Serlin (phils@biolinerx.com)

Mali Zeevi (maliz@biolinerx.com)

Norman Kotler (normank@biolinerx.com)

SCHEDULE 3

SCHEDULE 4

SUBSIDIARIES

Agalimmune Ltd.

Agalimmune Inc., a subsidiary of Agalimmune Ltd.

BioLineRx USA Inc. (inactive)

SCHEDULE 4

Exhibit 7(m)

OFFICER’S CERTIFICATE

The undersigned, the duly qualified and appointed _____________________ of BioLineRx Ltd., a corporation formed under the laws of the State of Israel (the “Company”), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(m) of the Sales Agreement, dated October [___], 2017 (the “Sales Agreement”), between the Company and BTIG, that:

(i)
the representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, such representations and warranties are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, such representations and warranties are true and correct in all material respects as of the date hereof as if made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof;

(ii)	the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof;

(iii)
as of the date hereof, (i) the Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, (ii) the Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) no event has occurred as a result of which it is necessary to amend or supplement the Registration Statement or the Prospectus in order to make the statements therein not untrue or misleading for clauses (i) and (ii) above, respectively, to be true and correct;

(iv)	there has been no material adverse change since the date as of which information is given in the Prospectus, as amended or supplemented;

(v)	the Company does not possess any material non-public information; and

(vi)
the aggregate offering price of the ADSs that may be offered and sold pursuant to the Sales Agreement and the maximum number or amount of ADSs that may be offered and sold pursuant to the Sales Agreement have been duly authorized by the Company’s board of directors or a duly authorized committee thereof.

Terms used herein and not defined herein have the meanings ascribed to them in the Sales Agreement.

By: _____________________________________________
Name:
Title:

Date:  ________________

Exhibit 7(m)